Exhibit 99.5

20 May 2004

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2004
IMPROVED RESULTS FROM ALL BUSINESSES

•	Profit before tax (before goodwill amortisation and exceptional items)* – increased by 6 per cent to £349 million
•	Profit before tax – increased by 3 per cent to £338 million
•	Licensed multi-utility operations – operating profit** increased by 3 per cent to £520 million
•	Business process outsourcing – operating profit** increased by 34 per cent to £25 million
•	Infrastructure management – operating profit** increased by 15 per cent to £68 million
•	Telecommunications – on track to deliver annual synergy savings of £8 million from Eurocall acquisition
•	Total dividend for the year of 44.31 pence per ordinary share, an increase of 2.6 per cent (post first stage rights issue adjustment)

*as shown on the face of the consolidated profit and loss account and reconciled to profit before tax in note 3 of this announcement
**operating profit for a segment is before goodwill amortisation and exceptional items as shown in the segmental analysis by class of business
Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items.

Chief Executive John Roberts said:

“All of our businesses have made significant progress during the year and contributed to the group’s improved performance. In licensed multi-utility operations, as well as growing profit we’ve also met our target for outputs and delivered over £1 billion of our capital investment programme, the highest ever by United Utilities in a single year.

“As part of the 2004 Periodic Review process for the water industry, which will determine the level of investment and impact on customer prices during the 2005-10 period, United Utilities has recently submitted its final business plan to Ofwat. This outlines an expected investment programme of £3.2 billion, at 2002/03 prices. The extension of our capital base through the rights issue, together with a number of other contributing factors, has significantly mitigated the impact of this programme on customer bills. As a result the proposed average annual real increase has reduced by over a third, to 7.8 per cent per annum, compared to the draft business plan.

“For our water business, during the 2000-05 period, we’re expecting to outperform our quality capital investment programme, which is targeted at meeting higher drinking water and environmental standards, by around 10 per cent. In order to improve our service performance, we are increasing our capital maintenance expenditure during the latter part of the current review period. We believe that this new level of expenditure, which has also been proposed in our final business plan, is appropriate to sustain our service level improvements for the next review period and beyond.

“Vertex continues to make good progress, growing operating margins** to 6.8 per cent, and operating profits**, which have increased by a third. Vertex is also successfully changing its business mix, with transformational contracts, which involve the re-engineering of business processes, accounting for an increasing proportion of sales. Although, due to their more complex nature, these contracts can take longer to secure, they allow us to manage more risk and give us higher margins compared to transactional based deals. As the business mix continues to change, we are targeting Vertex’s operating margins** to increase to above our previous 7 to 8 per cent range.

“During the year, United Utilities Contract Solutions has continued to grow its operations in its target UK and Central European markets, strengthening its position as the leading utility infrastructure outsourcing company in the country. As well as mobilising the Scottish Water contract, which was the first time a UK water utility had outsourced the management of its capital investment programme to another utility, we also increased our shareholdings in our European concessions. This was achieved in partnership with the European Bank for Reconstruction and Development, which, for the first time, took a substantial equity position alongside a water utility. The Welsh Water contract continues to perform well, both in terms of service levels and costs.

“In March we announced the acquisition of Eurocall, a telecoms reseller based in north west England. As a result of this acquisition we expect to deliver significant synergy savings, and improve the utilisation of our network, therefore accelerating Your Communications’ drive towards profitability. Excluding the acquisition of Eurocall, Your Communications met our target of being a net cash contributor to the group on a post-tax basis this year, and was also free cash flow positive in the second half of the year. We’re now targeting the business to generate an operating profit** in the second half of 2004/05.”

Commenting on the outlook for United Utilities, John Roberts said:

“United Utilities Water is set to benefit from an allowed price increase of 11.4 per cent in 2004/05, reflecting an allowed real price rise of 8.9 per cent and retail price inflation of 2.5 per cent.

“With the final water and electricity distribution regulatory determinations expected towards the end of the year, the business is now entering a crucial period. We remain firmly focused on achieving the right outcome from the reviews for all of our stakeholders, and continue to expect that the reviews will provide acceptable allowed returns for our shareholders.

“Our non-regulated businesses continue to make good progress in their target markets. With turnover from these businesses exceeding £1 billion for the first time, they now contribute over £75 million of operating profit** to the group, compared to around break even in my first full year as Chief Executive, three years ago. Based on contracts already secured, and opportunities we are currently pursuing, we are confident that these businesses offer good growth prospects for the future.”

In conclusion, the Chairman, Sir Richard Evans, said:

“The business has moved forward significantly over the past year, both by raising around £500 million through the first stage of its rights issue to help fund future investment demands in its regulated businesses, and by continuing to grow its support services businesses strongly. In line with our promise to maintain dividends in real terms, the board is proposing to increase the final dividend, after adjusting for the rights issue, by 2.6 per cent.”

-o0o-

For further information on the day, please contact:

John Roberts – Chief Executive	+ 44 (0)20 7307 0300
Simon Batey – Finance Director	+ 44 (0)20 7307 0300

Simon Bielecki – Investor Relations Manager	+ 44 (0)7810 157649
Evelyn Brodie – Head of Corporate and Financial Communications	+ 44 (0)20 7307 0309

A presentation to investors and analysts will commence at 10.30 am on Thursday, 20 May 2004, in the

Ayres room at the offices of Deutsche Bank, Winchester House, 1 Great Winchester Street, London, EC2N 2DB. The presentation can also be accessed via a one-way listen in conference call facility, by dialing: + 44 (0)207 162 0180, and quoting United Utilities. This recording will be available for 7 days following the presentation, on +44 (0) 20 8288 4459, access code 113452.

The presentation, together with further information on United Utilities, will be available later in the day on our web site at: http://www.unitedutilities.com and on Bloomberg at: UUIR<GO>, where a multimedia version is available. Photographs for media use supporting these results can be downloaded via http://www.vismedia.co.uk.

DIVIDEND

Prior period dividends have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividends is 0.9072, calculated using 576.0 pence per ordinary share, this being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

The board is proposing a final dividend in respect of the year ended 31 March 2004 of 29.88 pence per ordinary share, and 14.94 pence per A share. Together with the interim dividend of 14.43 pence per ordinary share and 7.215 pence per A share, the ordinary dividend for the year is 44.31 pence and the A share dividend for the year is 22.155 pence. These dividends will be paid on 27 August 2004 to shareholders on the register at the close of business on 2 July 2004. The ex-dividend date for the final dividend is 30 June 2004.

FINANCIAL PERFORMANCE

Turnover (including share of joint ventures) rose 10.2 per cent to £2,115.5 million, reflecting growth across all businesses.

Total operating profit** rose 6.3 per cent to £597.1 million. This increase reflects improved operating profits** in infrastructure management, business process outsourcing and licensed multi-utility operations, and reduced operating losses** in telecommunications. Total operating profit** is presented before goodwill and exceptional items to provide a better understanding of the trading position of the group. Total operating profit (after goodwill amortisation and exceptional items) rose 11.2 per cent to £583.7 million.

After a 7.2 per cent increase to £248.1 million in net interest payable, which was principally due to an increase in average net debt in 2003/04, profit before tax (before goodwill and exceptional items)* increased by 5.7 per cent to £349.0 million.

Goodwill amortisation was £8.8 million, compared with £7.5 million last year. The increase principally reflects the goodwill arising from the acquisition of 7C by Vertex in December 2002, and the acquisition of Eurocall announced in March 2004.

There was an exceptional net charge to the profit and loss account of £2.7 million this year. This principally reflects the restructuring costs relating to the integration of the newly acquired Eurocall business, offset by a small credit in respect of disposals.

The group recorded a current tax credit of £20.9 million compared with a credit of £29.1 million in 2002/03. The deferred tax credit on ordinary activities was £3.4 million, compared with a charge of £85.9 million last year. This credit is principally due to the increased discount applied to the gross provision, reflecting the movement in gilt yields in the period.

Basic earnings per share increased by 19.0 per cent to 54.5p. Basic earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the first stage of the rights issue.

Adjusted basic earnings per share have been restated for all periods prior to the rights issue to reflect the full bonus element of the rights issue. The adjustment factor is 0.8646, calculated using 531.5p per ordinary share, this being the closing price on 26 August 2003, the date of approval of the rights issue at the Extraordinary General Meeting. Further details are provided in note 6 of this announcement.

Adjusted basic earnings per share increased by 29.6 per cent to 54.7p, largely as a result of the reduction in the deferred tax charge.

The valuation of the group’s pension schemes under FRS17 result in a net pension deficit as at 31 March 2004 of £264.4 million, compared with a deficit of £298.1 million at 31 March 2003. The group increased it pension cash contribution rates in 2003/04 and will review contribution rates again when results of the full actuarial valuation as at 31 March 2004, currently being conducted, are known.

Net debt at 31 March 2004 was £3,438.4 million, an increase of £64.5 million compared with 31 March 2003. This movement includes the impact of £501.2 million received from the first stage of the rights issue.

Since 31 March 2003 the group has arranged £689 million of various long dated bonds and loans. As a result of these new borrowings, and the funding raised by the rights issue, cash and short term investments at 31 March 2004 were £1,031.3 million, up from £689.3 million last year. We have arranged £50 million of new medium term committed bank facilities and time extensions on £100 million of existing medium term committed bank facilities. In total committed facilities maturing after more than one year amount to £723.1 million which, together with cash and short term investments, provides substantial pre-funding for the group’s capital investment programme.

From 1 April 2005 the group will be required to comply with International Financial Reporting Standards (IFRS). To facilitate this transition a project has been initiated within the group with the aim of selecting appropriate accounting policies to comply with IFRS, and identifying and implementing any system changes necessary. The main differences between UK accounting standards and IFRS that are expected to impact on the group relate to derivative financial instruments, deferred tax, goodwill, fixed asset accounting and pensions.

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

•	Turnover increased by 5.7 per cent to £1,300.7 million
•	Operating profit** increased by 3.3 per cent to £519.6 million
•	Year end net operating assets of £7,107.7 million (2003: £6,553.7 million)

Turnover increased by 5.7 per cent to £1,300.7 million, principally reflecting an allowed nominal price increase of 6.6 per cent in our water and wastewater charges.

Operating profit** increased by 3.3 per cent to £519.6 million. This was mainly as a result of the allowed price increase for United Utilities Water, partially offset by a number of factors, principally higher operating costs and depreciation due to the expanding asset base resulting from capital expenditure on quality related obligations.

United Utilities Water expects to outperform its quality capital investment programme by around 10 per cent during the 2000-05 period. The company is investing some of this saving in increased capital maintenance expenditure in the last two years of the current review period, with the aim of improving the level of service to customers. This is expected to improve United Utilities’ Overall Performance Assessment (OPA) score, by around 15 per cent, from 336 in 2002/03 to between 385 and 395, in

2003/04. This new level of maintenance expenditure is in line with our proposals for the next review period, which were submitted to Ofwat in the company’s final business plan.

In December 2003, United Utilities received Ofwat’s final determination on its Interim Determination of K (“IDoK”) application, which was submitted earlier in the year. Ofwat proposed that the company be allowed to increase real prices by a further 4.4 per cent in 2004/05, in addition to the allowed 4.5 per cent real price rise which was set at the last Periodic Review. This brings United Utilities’ total allowed real price increase to 8.9 per cent, and total allowed nominal increase to 11.4 per cent, in 2004/05.

The proposed expenditure relating to a number of schemes in our sewer overflow programme (also known as unsatisfactory intermittent discharges), which were identified by the company as being poor value for money, was eliminated from 2004/05 prices as a result of the IDoK decision. The company has proposed a revised sewer overflow programme, for these schemes and others, in our final business plan to Ofwat, and discussions are continuing with the Environment Agency in relation to this programme. It is not yet clear as to the extent to which the revised proposal will be accepted by the regulators. If the company is required to carry out significant additional works, we will seek to recover these costs through the next price review or subsequently.

In its draft business plan, which was submitted in August last year, United Utilities Water estimated a capital investment programme of £3.8 billion, at 2002/03 prices, for the 2005-10 period. However, shortly after the plan was submitted this was reduced to £3.5 billion, at 2002/03 prices, due to a late change in Environment Agency guidelines, which reduced the required consent standards for a number of the company’s wastewater treatment works.

Subsequently, in March 2004, the industry and its regulators received new guidance from the government with regard to the scope and timing of environmental and drinking water improvements. This primarily had the effect of reducing United Utilities Water’s estimated capital investment requirements in its final business plan from £3.5 billion to £3.2 billion, both at 2002/03 prices, principally due to changes in the scope of the company’s lead, sewer overflow and sludge programmes.

The £3.2 billion proposed programme is split between £1.5 billion on maintaining existing services to customers, £1.5 billion to meet higher drinking water and environmental quality standards, and £200 million targeted at customers’ expressed preferences for service improvements.

The extension of United Utilities PLC’s capital base through the rights issue, together with a number of other contributing factors, has significantly mitigated the impact of this programme on customer bills. As a result the proposed average annual real increase has reduced by over a third, to 7.8 per cent per annum, compared to the draft business plan.

The price profile in the final business plan is weighted towards higher price increases at the beginning of AMP4 (2005-10). This profile targets stability in the key financial indicators as set out by Ofwat in its March 2003 paper “Setting water and sewerage price limits for 2005-10: Framework and approach”, in order to meet Ofwat’s expectation that efficient companies maintain stable credit quality whilst minimising the overall cost to customers.

Ofwat plans to publish its draft decision on the level of investment and impact on customer bills on 5 August 2004, with its final determination due on 2 December 2004.

At 31 March 2004 United Utilities continued to be ahead of the regulatory output schedule set by Ofwat and, excluding outputs removed due to the IDoK, had delivered around 70 per cent of its required AMP3 (2000-05) capital enhancement outputs.

United Utilities Electricity has recently submitted its 2003/04 quality of supply performance report to Ofgem. This shows that United Utilities has continued to improve its network performance, reducing the average number of interruptions per 100 connected customers to 51.0 per annum (compared to Ofgem’s target of 56.4), and average customer minutes lost to 59.3 minutes per annum (compared to Ofgem’s target of 68.2 minutes). This is expected to maintain the company’s position in the upper quartile for network performance across the industry in 2003/04.

United Utilities Electricity has submitted its final business plan to Ofgem for the 2005-10 period, outlining an investment programme of £642 million to preserve the current high quality of supply, keep fault rates stable and to maintain existing levels of service, security and network risk. It has proposed investing a further £106 million to strengthen and reinforce the distribution network to allow renewable energy generators to be connected in the region. As a result, United Utilities Electricity is proposing an average real increase in customer bills of 5 per cent per annum.

Ofgem published its final policy document on the Distribution Price Control Review in March. In its response United Utilities has focused on Ofgem’s proposals for the cost of capital and incentives for outperformance.

Capital investment in the period for licensed multi-utility operations was £1,014 million, the highest ever by United Utilities in a single year, of which £864 million related to water and wastewater and £150 million to electricity distribution.

INFRASTRUCTURE MANAGEMENT

•	Turnover increased by 12.5 per cent to £446.9 million
•	Operating profit** (including share of joint ventures) increased by 15.3 per cent to £67.8 million
•	Year end net operating assets of £132.6 million (2003: £82.8 million)

United Utilities Contract Solutions applies the core infrastructure management skills of the licensed multi-utility operations business to growth markets, serving over 11 million people throughout the UK and overseas.

Operations management

Operations management develops and operates contracts in selected markets based on the group’s core infrastructure management skills. It has a focused approach to pursuing opportunities with the objective of securing long-term relationships and operational sources of income whilst limiting financial exposure.

The Welsh Water contract continues to perform well, both in terms of service levels and costs. In particular Welsh Water has risen from near the bottom of the Ofwat Operational Performance league tables to second position during the contract period. United Utilities Contract Solutions pre-qualified for the re-letting of the contract post 31 March 2005 and subsequently submitted a full bid to Glas Cymru in January this year. Glas Cymru is expected to announce the contract’s preferred bidders in August 2004.

During the year Scottish Water Solutions (SWS), a joint venture company that includes United Utilities, was established. Around 450 people have now been seconded to SWS, with 300 being sourced from Scottish Water and 150 from its partners. SWS has already delivered £160 million of the programme, which is expected to total around £1.1 billion over the contract life.

As well as being paid a fee for managing the programme, efficiencies, after being adjusted for a number of key performance criteria, are shared between SWS partners through a pain-gain mechanism. One of the ways in which SWS is looking to make savings is through asset standardisation, which reduces design, procurement and construction costs.

United Utilities Industrial provides specialist on-site water and wastewater services, off-site waste disposal services and electrical services to industry. During the year the business has acquired Park Environmental Services, which is based in Newport, and another waste management facility in Ellesmere

Port, from Associated Octel, for around £8 million. These acquisitions further enhance United Utilities Industrial’s position as a leading provider of industrial liquid waste management services in the UK.

Green energy

Danish electricity utility Energi E2 A/S has taken a 50 per cent share in the special purpose company set up by United Utilities to develop the Scarweather Sands offshore wind farm project. This project is currently subject to public inquiry and a decision is expected later this year.

United Utilities has applied for planning permission for a 28 turbine project at Thorne, near Doncaster, with a capacity of up to 84MW and a 26 turbine, 64MW scheme located on Scout Moor in Rossendale. Both schemes are subject to consent from the Department for Trade and Industry.

Network services

United Utilities Networks is a national market leader in the rapidly developing multi-utility metering and connections markets. The business provides gas, water, electricity and telecommunications connections and metering to domestic, commercial and industrial developers.

Activity levels for the metering services contract with British Gas Trading have now reached project expectations as the contract has moved into its second year and is out of its mobilisation phase.

During the year, United Utilities Networks acquired a gas connections business from Lattice Energy Services, and sold its private gas networks assets to East Surrey Holdings plc for £3.1 million.

BUSINESS PROCESS OUTSOURCING

•	Turnover increased by 19.8 per cent to £368.5 million
•	Operating profit** increased by 33.5 per cent to £25.1 million
•	Operating margin** increased from 6.1 per cent to 6.8 per cent
•	Year end net operating assets of £111.7 million (2003: £121.6 million)

Vertex provides business process outsourcing services to utilities, local and central government and the service segment of the private sector. Vertex specialises in transforming front and back-office processes and the management of customer relationships. This is particularly relevant to clients with large customer bases, such as in the utility and public sectors, who require customer management and transformational capability, and the associated cost savings, when outsourcing their business processes.

Sales growth in the period was principally due to full year contributions from public sector contracts with the Department for Work and Pensions and Westminster City Council, and increased volumes from the Vodafone contract.

Vertex’s operating margin** improved to 6.8 per cent from 6.1 per cent last year. This increase reflects the increasing maturity of the external contract portfolio and the relatively low level of contract mobilisation costs during the period.

The contract with Westminster City Council, which is worth up to £422 million, is progressing well. Vertex is helping Westminster to improve its customer service levels by rationalising the numerous points of contact that exist with the council, and re-engineering their business processes. Vertex is currently pursuing a further nine transformational outsourcing opportunities with the public sector.

In December Vertex reported that it had achieved some notable contract renewals during the first half-year. This trend has continued in the second half of the year, with Vertex continuing to win new business with existing clients, such as Marks & Spencer and the Department for Work and Pensions.

Vertex has signed a new five-year contract worth £35 million with existing client Marks & Spencer, to provide additional services. Under the terms of the agreement, Vertex will work in partnership with Marks & Spencer, providing it with a range of customer management services. Using its specialist expertise in customer care and business process transformation, Vertex will work with Marks & Spencer, and change the way it interacts with its customers. This deal builds on Vertex’s existing contract with Marks & Spencer, which has been in operation since 2001.

The contract with the Department for Work and Pensions, which is in partnership with Atos Origin and involves modernising the way in which state benefits are paid, continues to perform well. As a result of its success, Vertex, through a sub-contract with Atos Origin, has been awarded a secondary programme of work worth an additional £21 million.

In March Vertex acquired First Revenue Assurance (FRA), a debt collection agency based in Denver, Colorado. FRA employs around 200 people, has total annual revenues of around £7 million, and a client base that is principally spread across the utility and telecoms sectors in the United States. FRA’s clients include Xcel, AT&T, T-Mobile and Verizon.

This acquisition strengthens Vertex’s offering in one of its key target markets, the North American utilities sector, in preparation for further contract opportunities. Vertex already operates one contract in North America, providing customer management services for the Canadian utility Hydro One, which is progressing well.

Vertex now operates in 30 UK locations, as well as India, the USA and Canada, and according to Ovum Holway, a leading market research company in the support services sector, is now the fourth largest BPO company in the UK, with a 6 per cent market share by turnover.

TELECOMMUNICATIONS

•	Turnover increased by 14.8 per cent to £185.6 million
•	Operating loss** reduced by 14.9 per cent to £16.6 million
•	Year end net operating assets of £227.2 million (2003: £197.1 million)

Your Communications offers voice, mobile and data services to the public sector, and small and medium-sized corporate customers, predominantly in the midlands and north of England.

Operating losses** fell by 14.9 per cent to £16.6 million, reflecting increased turnover and control of operating costs. Excluding the acquisition of Eurocall, Your Communications met its target of being a net cash contributor to the group on a post-tax basis this year, and was also free cash flow positive in the second half of the year.

In March, Your Communications announced the acquisition of Eurocall for a cash consideration of £42 million, of which £30 million was paid immediately, and £12 million is payable in two stages over the next 18 months. The acquired business, which is profitable and cash flow positive, has annualised revenues of around £55 million. The acquisition is expected to be funded from the post-tax cash flows of the enlarged Your Communications business over the next three years.

Eurocall complements the existing operations of Your Communications, and adds significant breadth and depth to its customer base. The acquisition will also enable Your Communications to better utilise its network, and deliver significant savings by integrating the operations of the two businesses, both of which are based in Manchester.

In total, Your Communications is targeting to deliver around £12 million of profit improvement from the acquisition of Eurocall, by 2005/06. This is derived from Eurocall’s existing operating profit, of £4 million, and expected annual synergy savings of £8 million. Since the acquisition, Your Communications has already put in place initiatives that will deliver annualised synergy savings of around £2.5 million.

After it was acquired, 137 employees transferred to Your Communications from Eurocall. It is expected that the headcount of the combined business will fall by around 50, with the majority of this reduction expected by the end of June this year.

The group’s long-term strategy for Your Communications remains unchanged. United Utilities will continue to develop Your Communications with a view to its disposal at a point in time when shareholder value can be maximised. By participating in the ongoing consolidation within the telecoms industry now, Your Communications is strengthening its position for the future.

Your Communications is now cash positive and its next target is to generate an operating profit** in the second half of 2004/05.

Consolidated profit and loss account

		Year ended 31 March 2004				Year ended 31 March 2003
	Note	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m		Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m

Turnover: group and share of joint ventures		2,115.5	-	2,115.5		1,920.5	–	1,920.5
Less: share of joint venture turnover		(55.5)	-	(55.5)		(41.7)	-	(41.7)

Group turnover		2,060.0	-	2,060.0		1,878.8	-	1,878.8
Net operating costs		(1,477.2)	(12.7)	(1,489.9)		(1,332.7)	(36.1)	(1,368.8)

Group operating profit		582.8	(12.7)	570.1		546.1	(36.1)	510.0
Share of operating profit of joint ventures		14.3	(0.7)	13.6		15.6	(0.7)	14.9

Total operating profit		597.1	(13.4)	583.7		561.7	(36.8)	524.9
Profit on sale or termination of operations	3	-	4.3	4.3		-	34.0	34.0
Loss on disposal of fixed assets	3	-	(2.4)	(2.4)		-	-	-

Profit on ordinary activities before interest		597.1	(11.5)	585.6		561.7	(2.8)	558.9
Net interest payable and similar charges:
Group		(237.6)	-	(237.6)		(220.1)	-	(220.1)
Joint ventures		(10.5)	-	(10.5)		(11.3)	-	(11.3)

		(248.1)	-	(248.1)		(231.4)	-	(231.4)

Profit on ordinary activities before taxation	3	349.0	(11.5)	337.5		330.3	(2.8)	327.5
Current taxation credit on profit on ordinary activities	4			20.9				29.1
Deferred taxation credit/(charge) on ordinary activities	4			3.4				(85.9)
Taxation credit on exceptional items	4			0.8				9.4

Taxation on profit on ordinary activities				25.1				(47.4)

Profit on ordinary activities after taxation				362.6				280.1
Equity minority interest				(1.6)				(2.3)

Profit for the financial year				361.0				277.8
Dividends	9			(315.3)				(264.8)

Retained profit for the financial year				45.7				13.0

Basic earnings per share	5			54.5	p			45.8	p
Adjusted basic earnings per share	6			54.7	p			42.2	p
Diluted earnings per share	5			52.1	p			45.7	p

Dividends per ordinary share	9			44.31	p			47.6	p
Dividends per A share	9			22.155	p			N/A
Re-presented dividends per ordinary share (post rights issue)	9			44.31	p			43.18	p

Dividend cover	8			1.2				1.0
Interest cover	7			2.4				2.4

Consolidated balance sheet

At 31 March	2004 £m	2003 £m

Fixed assets
Intangible assets	116.1	69.2
Tangible assets	7,769.4	7,087.3
Investments in joint ventures:
-share of gross assets	300.5	220.8
-share of gross liabilities	(230.5)	(180.6)

	70.0	40.2
Other investments	3.0	19.4

	7,958.5	7,216.1

Current assets
Stocks	17.1	20.6
Debtors	493.9	446.9
Investments	1,007.8	668.9
Cash at bank and in hand	42.1	38.5

	1,560.9	1,174.9
Creditors: amounts falling due within one year	(1,374.8)	(1,424.1)

Net current assets/(liabilities)	186.1	(249.2)

Total assets less current liabilities	8,144.6	6,966.9
Creditors: amounts falling due after more than one year	(4,702.0)	(4,070.6)
Provisions for liabilities and charges	(339.7)	(345.0)

Net assets	3,102.9	2,551.3

Capital and reserves
Called up share capital	711.8	556.5
Share premium account	1,023.1	674.3
Profit and loss account	1,348.4	1,302.8

Equity shareholders’ funds	3,083.3	2,533.6
Equity minority interest	19.6	17.7

Capital employed	3,102.9	2,551.3

Consolidated cash flow statement

For the year ended 31 March	2004 £m	2003 £m

Net cash inflow from operating activities	923.5	851.5
Income from joint ventures	1.2	2.8
Returns on investments and servicing of finance	(151.8)	(218.9)
Taxation	(2.6)	-
Capital expenditure and financial investment	(1,018.0)	(697.9)
Acquisitions and disposals
Acquisitions	(46.0)	(4.9)
Disposals	-	7.9

	(46.0)	3.0
Equity dividends paid	(281.2)	(262.0)

Cash outflow before use of liquid resources and financing	(574.9)	(321.5)
Management of liquid resources	(338.4)	(282.0)
Financing
Issues of shares	504.1	3.3
Increase in debt	418.8	610.5

	922.9	613.8

Increase in cash	9.6	10.3

Reconciliation of net cash flow to movement in net debt

For the year ended 31 March	2004 £m	2003 £m

Increase in cash	9.6	10.3
Cash inflow from increase in debt and lease financing	(418.8)	(610.5)
Cash outflow from management of liquid resources	338.4	282.0

Change in net debt resulting from cash flows	(70.8)	(318.2)
Exchange adjustments and other non-cash adjustments	6.3	5.1

Movement in net debt	(64.5)	(313.1)
Opening net debt	(3,373.9)	(3,060.8)

Closing net debt	(3,438.4)	(3,373.9)

Statement of total recognised gains and losses

For the year ended 31 March	2004 £m	2003 £m

Profit for the year
Group	360.3	275.9
Joint ventures	0.7	1.9

	361.0	277.8
Exchange adjustments	2.2	(2.8)

Total gains and losses recognised since last annual report	363.2	275.0

Reconciliation of movement in equity shareholders’ funds

For the year ended 31 March	2004 £m	2003 £m

Profit for the year	361.0	277.8
Dividends	(315.3)	(264.8)

Retained profit for the year	45.7	13.0
New share capital issued	504.1	3.3
Goodwill on business disposals	-	0.9
Own shares held in employee share trust	(2.3)	-
Exchange adjustments	2.2	(2.8)

Net increase in equity shareholders’ funds for the year	549.7	14.4
Opening equity shareholders’ funds	2,533.6	2,519.2

Equity shareholders’ funds	3,083.3	2,533.6

Net cash inflow from operating activities

For the year ended 31 March	2004 £m	2003 £m

Group operating profit	570.1	510.0
Exceptional items within group operating profit	4.6	29.3

Group operating profit before exceptional items	574.7	539.3
Depreciation	368.0	349.8
Amortisation of goodwill and intangible assets	8.1	7.1
Profit on disposal of tangible fixed assets	(7.1)	(4.5)
Stocks decrease/(increase)	3.5	(11.8)
Debtors increase	(53.9)	(21.9)
Creditors increase	34.6	0.6
Outflow related to exceptional items	(4.4)	(7.1)

Net cash inflow from operating activities	923.5	851.5

Segmental analysis by class of business

For the year ended 31 March	2004 £m	2003 £m

Turnover
Licensed multi-utility operations	1,300.7	1,230.1
Infrastructure management	446.9	397.1
Business process outsourcing	368.5	307.6
Telecommunications	185.6	161.7

	2,301.7	2,096.5
Inter-business eliminations	(186.2)	(176.0)

	2,115.5	1,920.5

For the year ended 31 March	2004 £m	2003 £m

Total operating profit
Licensed multi-utility operations	519.6	502.8
Infrastructure management	67.8	58.8
Business process outsourcing	25.1	18.8
Telecommunications	(16.6)	(19.5)
Other activities	5.9	5.1
Corporate costs	(4.7)	(4.3)

	597.1	561.7
Goodwill amortisation	(8.8)	(7.5)

Continuing operations, before exceptional items	588.3	554.2
Exceptional items	(4.6)	(29.3)

Total operating profit	583.7	524.9

At 31 March	2004 £m	2003 £m

Net operating assets
Licensed multi-utility operations	7,107.7	6,553.7
Infrastructure management	132.6	82.8
Business process outsourcing	111.7	121.6
Telecommunications	227.2	197.1
Other activities	(46.8)	(46.9)

	7,532.4	6,908.3

Net operating assets comprise fixed assets and net current assets excluding net debt, corporation and deferred taxation and dividends.

NOTES

1.	Basis of preparation

The results for the year ended 31 March 2004, which are audited, have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2003 with the exception of the application of UITF No 38 Accounting for ESOP trusts. This change did not require any prior period adjustments.

The financial information set out in this statement does not constitute the company’s statutory accounts for the years ended 31 March 2004 or 2003, but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the company’s annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2.	Rights Issue

The 5 for 9 rights issue, structured so that the proceeds are received in two stages, was approved at the Extraordinary General Meeting (EGM) of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds is expected to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

3.	Profit before tax, goodwill and exceptional items

Profit before tax is reconciled to profit before tax, goodwill and exceptional items as follows:

For the year ended 31 March	2004 £m	2003 £m

Profit before tax	337.5	327.5

Goodwill and operating exceptional items
Adjustment to the carrying value of telecoms assets	-	25.5
Business restructuring	4.6	3.8
Goodwill amortisation	8.8	7.5

	13.4	36.8
Non-operating exceptional items
Profit on sale or termination of operations	(4.3)	(34.0)
Loss on disposal of fixed assets	2.4	-

	(1.9)	(34.0)

Profit before tax, goodwill and exceptional items	349.0	330.3

4.	Taxation

For the year ended 31 March	2004 £m	2003 £m

Current tax:
UK corporation tax credit	26.5	30.9
Overseas tax	(3.2)	(0.1)
Share of joint ventures’ tax	(2.4)	(1.7)

	20.9	29.1
Deferred tax:
Gross movement in deferred tax	(104.6)	(88.2)
Increase/(decrease) in discount	119.3	(0.3)
Prior period tax adjustments	(11.3)	2.6

	3.4	(85.9)
Tax on exceptional items:
Current tax	-	6.3
Deferred tax	0.8	3.1
	0.8	9.4

	25.1	(47.4)

5.	Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing profit for the financial year by the following weighted average number of shares in issue:

		Basic	Diluted
(i)	Year ended 31 March 2004	662.8 million	693.5 million
(ii)	Year ended 31 March 2003 (restated)	606.0 million	607.7 million

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share.

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with FRS 14 (Earnings per Share).

The basic and diluted weighted average number of shares have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS14. The adjustment factor is based on the consideration received from the first stage of the rights issue. The adjustment factor is 0.9176, calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM.

6.	Adjusted basic earnings per share

Adjusted basic earnings per share has been calculated by dividing adjusted profit for the financial year (see below) by the following adjusted weighted average number of shares in issue:

(i)	Year ended 31 March 2004	680.1 million
(ii)	Year ended 31 March 2003 (restated)	643.2 million

The adjusted weighted average number of shares have been restated for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646 calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM. This reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the EGM.

The adjusted profit for the year is calculated as follows:

For the year ended 31 March	2004 £m	2003 £m

Profit for the financial year	361.0	277.8

Exceptional items:
- adjustment to the carrying value of telecoms assets	-	25.5
- business restructuring	4.6	3.8
- non-operating exceptional items	(1.9)	(34.0)
Tax on exceptional items	(0.8)	(9.4)
Goodwill amortisation	8.8	7.5

Adjusted profit for the financial year	371.7	271.2

Adjusted basic earnings per share excluding deferred tax has been derived by taking the adjusted profit for the financial year as above and excluding the deferred tax credit in the period of £3.4 million (2003: £85.9 million charge).

7.	Interest cover

Interest cover is calculated as the number of times the interest charge for the year is covered by profit before exceptional items, goodwill amortisation, non-operating items, interest and tax.

8.	Dividend cover

Dividend cover is calculated by dividing profit for the year before exceptional items and goodwill amortisation by the dividend charge.

9.	Dividends

For the year ended 31 March	2004 £m	2003 £m

The charge for dividends to shareholders comprises:
Interim dividend	102.6	86.2
Final dividend	212.7	178.6

	315.3	264.8

Prior period dividends per ordinary share have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividends per share is 0.9072, calculated using 576.0 pence per ordinary share, this being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

The final dividend of 29.88 pence per ordinary share and 14.94 pence per A share will be paid on 27 August 2004 to shareholders on the register at the close of business on 2 July 2004. The ex-dividend date for the final dividend is 30 June 2004.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This preliminary results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, assumptions, estimates and projections which may be significantly varied, and therefore investors should not rely on them. Forward-looking statements involve known and unknown risks and speak only as of the date they are made, and except as required by the rules of the UK Listing Authority and the London Stock Exchange, the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. United Utilities PLC cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.

No representation, warranty or undertaking, express or implied is made and no responsibility accepted by United Utilities PLC as to the accuracy, completeness or adequacy of this information. Nothing contained in such information is or shall be relied upon as a promise or representation by any of United Utilities PLC or any of their affiliates or subsidiaries and they accept no responsibility or liability howsoever arising from the contents of such information or the status or any omission in such business plans or information.